Exhibit 99.1

ENTRÉE GOLD ANN MASON PROJECT DRILLING RETURNS

OVER 700 METRES OF 0.49% COPPER EQUIVALENT

Vancouver, B.C., July 14, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete assay results from four additional deep diamond drill holes on the Ann Mason deposit in the Yerington district of Nevada.  Three of the holes returned long intercepts (557 metres to 702 metres) averaging from 0.42% to 0.49% copper equivalent (“CuEq”).  Intervals of higher grade mineralization occur in these holes, as shown in Table 1 below.  Hole locations and cross sections can be viewed at www.entreegold.com.

Entrée's President & CEO, Greg Crowe, commented, "These latest results from our current program at Ann Mason support our belief that there is significant potential to expand the deposit, particularly to the west.  In addition, these results have given us a better understanding of the geology and ore controls, which will be crucial when we begin construction of a robust deposit model after all of the results from the 2011 program are received.  We are approximately half-way through the program for this year.”

Table 1. Significant intercepts from drill holes EG-AM-11-005, 007 and 009

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq %
EG-AM-11-005	138.8	496	357.2	0.39	0.05	1.01	0.004	0.44
including	318	450	132	0.52	0.09	1.66	0.002	0.58
EG-AM-11-007	552	1072	520	0.37	0.02	0.55	0.009	0.42
including	818	882	64	0.55	0.04	0.99	0.016	0.65
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011	0.49
including	268	396	128	0.52	0.02	0.74	0.012	0.59
and	554	768	214	0.48	0.07	1.92	0.017	0.60

*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Discussion of Results

Hole EG-AM-11-005 is located on the north side of the deposit, 220 metres northeast of EG-AM-10-002 (refer to April 29, 2011 news release).  The hole returned 357 metres averaging 0.44% CuEq starting from 138.8 metres depth and with a significant higher grade interval of 132 metres averaging 0.58% CuEq.  This extends mineralization 100 metres north from the nearest historic hole with mineralization remaining open to the north.

Hole EG-AM-10-007 is the most westerly Entrée hole drilled to date and is located 100 metres northwest of EG-AM-10-003 and 200 metres west of EG-AM-10-001.  This hole returned 520 metres of 0.42% CuEq, starting at 552 metres, and includes a higher grade intersection of 64 metres averaging 0.65% CuEq.  This extends the western limit of known mineralization, which remains open to further extension to the west and south.

Hole EG-AM-11-009 is an infill hole located in the south-central part of the deposit, approximately 230 metres southeast of EG-AM-10-002.  The hole returned robust grades from near surface (702 metres of 0.49% CuEq), which extend 200 metres deeper than previous drilled intercepts, and confirm that the deposit remains open to the south.

Hole EG-AM-11-006, a step-out hole located on the southwest fringe of the deposit, encountered pyrite-dominant mineralization to around 1,000 metres depth before transitioning to more copper-rich mineralization.  The results from this hole contribute to understanding the attitude and controls on mineralization in the western part of the deposit.  Results from Hole EG-AM-11-008 are pending.

In addition to better defining the copper grade distribution and mineralogy, the current drilling is defining the content and distribution of molybdenum, gold and silver within the deposit.  These elements were not systematically assayed during historical drilling programs, and in some holes (e.g. Hole 005) are significant contributors to higher copper equivalent numbers reported herein.

Planned Work

The Company has two diamond drills operating at Ann Mason to expand and better define the inferred resource of 810 million tonnes grading 0.40% Cu (more than 7 billion pounds of contained copper).  To date, eleven holes totalling 12,940 metres have been completed and an additional two holes are in progress.  Results for three completed holes are pending.  The current program plans for an additional seven holes, for a planned 2011 total of approximately 20,000 metres.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, British Columbia.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate containing approximately 7 billion pounds of copper and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  With a treasury of approximately CAD$15 million, the Company is well-funded for future activities.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit and for identification of new targets on the Ann Mason property, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.